February 14, 2023

Via Edgar

Hugh West

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	LSI Industries Inc.

Form 10-K for the fiscal year ended June 30, 2022

Filed September 9, 2022

File No. 000-13375

Dear Hugh West:

This letter responds to your letter, dated February 7, 2023, regarding our Form 10-K for the fiscal year ended June 30, 2022. Your comment is set forth below, followed by our response.

Form 10-K for the fiscal year ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 26

1. We note that you reconcile EBITDA and Adjusted EBITDA to operating income. Please revise your presentation in future annual and quarterly filings to reconcile these non-

GAAP measures to net income, the most directly comparable GAAP measure. Refer to

Item 10(e)(1)(i)(B) of Regulations S-K and Question 103.02 of the SEC’s Division of

Corporation Finance C&DIs on Non-GAAP Measures. This comment also applies to your earnings releases furnished on Form 8-K.

Response: We acknowledge your comment and direction, and we will revise our presentation in future annual and quarterly reports and, as applicable, our Form 8-K reports to reconcile EBITDA and Adjusted EBITDA to net income.

You may contact me at (513) 793-3200 with any questions.

Sincerely,

LSI INDUSTRIES INC.

By:	/s/ James E. Galeese
James E. Galeese
Chief Financial Officer

cc: F. Mark Reuter, Keating Muething & Klekamp PLL